UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated April 13, 2012: DryShips Inc. Announces Full Exercise of Underwriters’ Option to Purchase Additional Shares.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed with the Securities and Exchage Commission on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: April 13, 2012	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. ANNOUNCES FULL EXERCISE OF UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES

ATHENS, GREECE –April 13, 2012 - DryShips Inc. (Nasdaq: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes and off-shore contract drilling oil services, today announced that the underwriters of the previously announced public offering of common shares of Ocean Rig UDW Inc. that it owns have exercised in full their option to purchase an additional 1,500,000 common shares at a price to the public of $16.25 per share. With this exercise, the public offering totals 11,500,000 shares with total gross proceeds to us as the selling shareholder, excluding underwriting discounts and commissions, of $186,875,000. Companies affiliated with our Chairman and Chief Executive Officer have agreed to purchase a total of 2,185,000 common shares from us at the public offering price.

The offering is expected to close on April 17, 2012.

Deutsche Bank Securities and Credit Suisse are acting as joint book-running managers for the offering, and Evercore Partners, Raymond James, Simmons & Company International, ABN AMRO, COMMERZBANK, Dahlman Rose & Company, DVB Capital Markets and Nordea Markets are acting as co-managers for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on April 11, 2012.   This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus. A final prospectus related to the offering was filed with the U.S. Securities and Exchange Commission.

When available, copies of the final prospectus relating to the offering may be obtained from the offices of Deutsche Bank Securities at Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311 (or at 1-800-503-4611 or by e-mail to prospectusrequest@list.db.com) or Credit Suisse at Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010 (or at 1-800-221-1037 or by e-mail to newyork.prospectus@credit-suisse.com).

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013. DryShips owns a fleet of 47 drybulk carriers (including newbuildings), comprising 11 Capesize, 29 Panamax, 2 Supramax and 5 Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 5.2 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

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